UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October, 2016

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On October 13, 2016, as required under Regulation 33(c) of the Israeli Securities Regulations (Immediate and Periodic Reports) 1970, Gazit-Globe Ltd. (referred to herein as Gazit or the Company) reported to the Tel Aviv Stock Exchange and Israeli Securities Authority the updated holdings of the Company’s securities by the Company’s interested parties, officers and directors as of September 30, 2016, along with changes in such holdings over the course of the third quarter of 2016. An English summary of that report is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: October 19, 2016	By:	/s/ Adi Jemini
Name: Adi Jemini Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Quarterly Report (as of September 30, 2016) regarding updated holdings and changes in holdings of Interested Parties, Officers and Directors